Item 8. Changes in and Disagreements with Accountants for Open-End Management Investment Companies (Unaudited)

(a) The Fund, which is a series of BNY Mellon ETF Trust II (the “Trust”), is the successor to the BNY Mellon Tax Managed Growth Fund, a series of BNY Mellon Investment Funds IV, Inc. (the “Predecessor Fund”). The Fund acquired the assets and assumed the liabilities of the Predecessor Fund on March 28, 2025 (the “Reorganization”). Upon completion of the Reorganization, the Fund commenced operations and assumed the accounting history of the Predecessor Fund. KPMG LLP (“KPMG”) was the independent registered public accounting firm for the Predecessor Fund until the Reorganization on March 28, 2025.

During each of the two fiscal years ended October 31, 2024 and October 31, 2023, and the subsequent interim period through March 28, 2025, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with KPMG’s reports on the financial statements. In addition, there have been no reportable events of the kind described in Item 304(a)(1)(v) of Regulation S-K under the Securities Exchange Act of 1934 with respect to the Predecessor Fund.

The audit reports of KPMG on the financial statements of the Predecessor Fund as of and for the fiscal years ended October 31, 2024 and October 31, 2023 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

The Fund provided KPMG with a copy of the foregoing disclosures and has requested that KPMG furnish the Fund with a letter addressed to the U.S. Securities and Exchange Commission (the “SEC”) stating whether KPMG agrees with the above statements. A copy of the letter from KPMG is filed as an Exhibit to this Form N-CSR.

(b)        At a meeting held on September 12, 2024, the Audit Committee and Board of Trustees of the Trust approved the appointment of Ernst & Young LLC (“EY”) as the Fund’s independent registered public accounting firm for the fiscal year ending October 31, 2025. EY serves as the independent registered public accounting firm for all funds in the BNY Mellon ETF Trust II. Accordingly, a change in the Predecessor Fund’s independent registered public accounting firm was deemed to occur as of the closing of the Reorganization on March 28, 2025.